

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2017

Tammy Romo
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, Texas 75235-1611

     Re: Southwest Airlines Co.
            Form 10-K for Fiscal Year Ended December 31, 2016
            Filed February 7, 2017
            File No. 001-07259

Dear Ms. Romo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis

Non-GAAP Measures

Return on Invested Capital, page 47

1. Please present the comparable GAAP measure with equal or greater prominence and label the non-GAAP calculation as "adjusted" or similar. Refer to Item10(e)(1)(i)(A) and Question 102.10 of staff's Compliance and Discussion Interpretation on Non-GAAP Financial Measures for guidance.

2. We note you adjust operating income used in your calculation of ROIC for "net adjustment for aircraft leases." You define this adjustment as the presumption that all aircraft in your fleet are owned, with the impact of eliminating aircraft rent expense and replacing it with

estimated depreciation expense for the same aircraft. Please tell us whether average invested capital has been adjusted for any impact on your capital structure associated with making this adjustment and what the impact is, including why your treatment is meaningful to investors. For example, tell us if another type of financing is assumed in association with the presumption the aircraft is owned and the basis for your assumption.

3. Footnote (3) to the computation of ROIC states the amount of average invested capital includes the net present value of aircraft leases. Please tell us if this represents the net present value of all leases (whether operating or capital) or just capital leases and why your treatment is meaningful to investors.

4. It appears your description on page 49 why return on invested capital is a meaningful measure refers to the measure as calculated on a GAAP basis. Please include a description of why your calculation of ROIC on a non-GAAP basis is meaningful to investors. Additionally, clarify for investors the difference in usefulness between the two.

Liquidity and Capital Resources, page 49

5. We note the working capital deficit for each year reported on the balance sheet. Please discuss (i) the reason for the deficit, (ii) its effect on your liquidity and operations, and (iii) how you manage the deficit. Refer to Item 303(a)(1) of Regulation S-K and instruction 5 to instructions to paragraph 303(a) for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure